UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: December 31

Date of reporting period: December 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

REAL ESTATE SECURITIES FUND

Annual Report December 31, 2003

Long-term growth of capital and dividend income through a diversified portfolio of Real Estate Investment Trusts (REITs).

Goldman Sachs

Goldman Sachs Real Estate Securities Fund

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

Performance Overview

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Real Estate Securities Fund during the one-year reporting period that ended December 31, 2003.

Performance Review

Over the one-year period that ended December 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 39.25%, 38.27%, 38.24%, 39.90%, and 39.24%, respectively. These returns compare to the 37.09% cumulative total return of the Fund's benchmark, the Wilshire Real Estate Securities Index (with dividends reinvested).

REIT Market Review

For 2003, the Wilshire Real Estate Securities Index (the "Index") outperformed the S&P 500 Index, which had a cumulative total return of 28.69% for the year. We believe that the economy has continued to strengthen due to improving consumer and business confidence, strong retail sales, increasing factory orders, and enduring housing strength. Encouraged by early signs of job growth and limited construction (new supply), investors are recognizing the bottoming of real estate fundamentals and turning their attention toward a recovery. Offering a yield of nearly 6%, a compelling diversification benefit, and a less volatile alternative to U.S. equities, real estate securities (REITs) continue to attract both retail and institutional investors.

Portfolio Positioning

Retail, the largest single sector (comprising 26.7% of the Index), was the strongest performing area in the real estate market in 2003. Unlike other real estate sectors, fundamentals in Retail have been strong, allowing most regional mall owners to report earnings increases that have been accompanied by increasing dividends. As a noteworthy example, General Growth Properties, Inc. recently raised its annual dividend by 25%. Within the retail sector, primarily due to valuation, the Fund continues to be underweight shopping centers and overweight regional malls. This sub-sector positioning, in addition to superior stock selection, including overweights in General Growth and CBL & Associates Properties, Inc., contributed to the Fund's outperformance in 2003.

The office sector returned 36.1% in 2003, partially driven by the 75.9% return of Trizec Properties, Inc. in which the Fund had a significant overweight position. Stock selection also contributed positively in the leisure (hotel) sector where the Fund's hotel portfolio holdings outperformed the benchmark by 205 basis points. The apartment sector was the worst performing sector for the year, returning 26.6%, partially due to Apartment Investment & Management Company's 16.8% decline in the fourth quarter. Fundamentals continue to be weak in this sector, as the combination of reduced demand and high supply levels put pressure on earnings. Since the Fund is significantly underweight in the apartment sector, sector allocation contributed positively to performance. We have not yet seen a valuation adjustment to justify reducing the Fund's underweight position.

We believe there are three key factors in assessing real estate fundamentals: population growth, job growth, and new supply. Over the past two years, while population growth and lack of new supply have positively affected real estate fundamentals, lack of job growth has detracted, until recently. If job growth normalizes, we believe demand for real estate could increase in a supply-reduced environment.

We maintain that the hotel sector, in which we currently have an overweight position, is among the most attractive. Over the past few years, external shocks such as the war in Iraq and terrorism, combined with the continued focus by business on expense reduction rather than on revenue generation, have resulted in significantly diminished travel, ultimately putting downward pricing pressure on these stocks. Supply of new hotels was significantly reduced and valuations became very attractive. Consequently, in early 2003, we decided to overweight the Fund's position in the hotel sector.

With travel concerns abating and the business climate improving, revenue per available room (REVPAR) growth for the lodging industry has improved since June 2003. While consumer demand continues to drive the industry's performance, recent data suggest that business demand, the most profitable for hotels, has also improved. Given the reduced supply coupled with improving demand, we believe domestic REVPAR growth could exceed most public company forecasts.

We remain roughly market-weight in most other sectors and believe that most future outperformance relative to the Index will continue to come primarily from stock selection rather than sector selection.

Portfolio Highlights

■ **General Growth Properties, Inc.** — General Growth Properties is the second largest mall owner in the U.S. Its strategy is to develop, acquire, and renovate regional malls to create a geographically diverse and productive national mall portfolio. We believe the firm's management has demonstrated an ability to create value due to its highly disciplined acquisitions which has helped to generate very good returns on invested capital. Additionally, although retail stocks are no bargains, General Growth Properties and its peers continue to have good earnings momentum and property fundamentals versus other real estate sectors.

■ **Starwood Hotels & Resorts Worldwide, Inc.** — Starwood is the Fund's largest holding for a number of reasons. First, its management has shown a keen ability to generate earnings even in a difficult economic environment. This has been accomplished through aggressive expense reduction, thoughtful investment in existing assets and brands, and appropriate capital allocation. Second, at current valuations, Starwood trades significantly below replacement cost, providing tremendous value. Third, new supply in the upscale segment, in which most of Starwood's properties reside, continues to drop.

We remain confident and focused on our fundamental premise that good companies with superior management and strategies should outperform over time. As such, we are comfortable with the current positioning of the Fund.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Real Estate Securities Investment Team

January 15, 2004

Fund Basics

as of December 31, 2003

Assets Under Management

$348.1 Million

Number of Holdings

43

NASDAQ SYMBOLS

Class A Shares

GREAX

Class B Shares

GREBX

Class C Shares

GRECX

Institutional Shares

GREIX

Service Shares

GRESX

PERFORMANCE REVIEW

January 1, 2003–December 31, 2003	Fund Total Return (based on NAV)[1]	Wilshire Real Estate Securities Index[2]
Class A	39.25%	37.09%
Class B	38.27	37.09
Class C	38.24	37.09
Institutional	39.90	37.09
Service	39.24	37.09

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Wilshire Real Estate Securities Index is a market capitalization-weighted index comprised of publicly traded real estate investment trusts (REIT) and real estate operating companies. The Index is unmanaged and does not reflect any fees or expenses.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	31.63%	33.06%	37.20%	39.90%	39.24%
Five Years	13.52	13.71	14.04	15.30	14.81
Since Inception (7/27/98)	11.00	11.21	11.39	12.63	12.14

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at NAV. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares and the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 12/31/03[4]

Holding	% of Total Net Assets	Line of Business
Starwood Hotels & Resorts Worldwide, Inc.	6.3%	Hotels
General Growth Properties, Inc.	5.4	Regional Malls
ProLogis Trust	5.0	Industrial
Equity Office Properties Trust	4.9	Office
Vornado Realty Trust	4.8	Diversified
Boston Properties, Inc.	4.5	Office
Equity Residential Properties Trust	4.2	Apartments
Kimco Realty Corp.	4.1	Shopping Centers
Brookfield Properties Corp.	3.8	Office
Trizec Properties, Inc.	3.4	Office

[4] The top 10 holdings may not be representative of the Fund's future investments.

An investment in Real Estate Securities is subject to greater price volatility and the special risks associated with direct ownership of real estate.

Performance Summary

December 31, 2003

The following graph shows the value as of December 31, 2003, of a $10,000 investment made on July 27, 1998 (commencement of operations) in Class A shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Real Estate Securities Fund. For comparative purposes, the performance of the Fund's benchmark (the Wilshire Real Estate Securities Index) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decision regarding issuer/industry investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Real Estate Securities Fund's Lifetime Performance

Performance of a $10,000 Investment, with dividends reinvested, from July 27, 1998 to December 31, 2003.



Average Annual Total Return through December 31, 2003	Since Inception	Five Years	One Year
Class A (Commenced July 27, 1998)			
Excluding sales charges	12.16%	14.82%	39.25%
Including sales charges	11.00%	13.52%	31.63%
Class B (Commenced July 27, 1998)			
Excluding contingent deferred sales charges	11.36%	14.01%	38.27%
Including contingent deferred sales charges	11.21%	13.71%	33.06%
Class C (Commenced July 27, 1998)			
Excluding contingent deferred sales charges	11.39%	14.04%	38.24%
Including contingent deferred sales charges	11.39%	14.04%	37.20%
Institutional Class (Commenced July 27, 1998)	12.63%	15.30%	39.90%
Service Class (Commenced July 27, 1998)	12.14%	14.81%	39.24%

Statement of Investments

December 31, 2003

Shares	Description	Value
Common Stocks – 96.5%		
Apartments – 11.8%		
154,666	Apartment Investment & Management Co.	$ 5,335,977
241,797	Archstone-Smith Trust	6,765,480
73,954	AvalonBay Communities, Inc.	3,535,002
101,188	BRE Properties, Inc.	3,379,679
489,800	Equity Residential Properties Trust	14,453,998
125,600	Home Properties of New York, Inc.	5,072,984
103,300	Summit Properties, Inc.	2,481,266
		41,024,386
Diversified – 13.0%		
472,438	Catellus Development Corp.	11,395,204
82,963	Cousins Properties, Inc.	2,538,668
196,100	Duke Realty Corp.	6,079,100
182,300	Liberty Property Trust	7,091,470
46,014	The St. Joe Co.	1,715,862
303,400	Vornado Realty Trust	16,611,150
		45,431,454
Factory Outlet – 2.2%		
139,700	Chelsea Property Group, Inc.	7,656,957
Hotels – 12.4%		
472,600	Equity Inns, Inc.	4,277,030
153,200	FelCor Lodging Trust, Inc.*	1,697,456
64,039	Hospitality Properties Trust	2,643,530
724,658	Host Marriott Corp.*	8,927,787
321,089	Interstate Hotels & Resorts, Inc.*	1,717,826
289,700	MeriStar Hospitality Corp.*	1,885,947
611,500	Starwood Hotels & Resorts Worldwide, Inc.	21,995,655
		43,145,231
Industrial – 5.3%		
57,270	First Potomac Realty Trust*	1,073,240
544,800	ProLogis Trust	17,482,632
		18,555,872
Manufactured Housing – 1.0%		
87,936	Manufactured Home Communities, Inc.	3,310,790
Office – 24.2%		
325,400	Boston Properties, Inc.	15,681,026
62,601	Brandywine Realty Trust	1,675,829
457,900	Brookfield Properties Corp.	13,141,730
589,079	Equity Office Properties Trust	16,877,113
166,674	Maguire Properties, Inc.	4,050,178
200,800	Parkway Properties, Inc.	8,353,280
186,100	Prentiss Properties Trust	6,139,439
150,900	SL Green Realty Corp.	6,194,445
778,060	Trizec Properties, Inc.	11,982,124
		84,095,164

Shares	Description	Value
Common Stocks – (continued)		
Other REIT – 2.5%		
226,600	iStar Financial, Inc.	$ 8,814,740
Regional Malls – 13.7%		
192,900	CBL & Associates Properties, Inc.	10,898,850
675,400	General Growth Properties, Inc.	18,742,350
186,400	Simon Property Group, Inc.	8,637,776
198,000	The Rouse Co.	9,306,000
		47,584,976
Shopping Centers – 10.4%		
206,540	Developers Diversified Realty Corp.	6,933,548
320,500	Kimco Realty Corp.	14,342,375
185,300	Pan Pacific Retail Properties, Inc.	8,829,545
150,918	Regency Centers Corp.	6,014,082
		36,119,550
TOTAL COMMON STOCKS (Cost $245,753,812)		$335,739,120

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 2.7%			
Joint Repurchase Agreement Account II^			
$9,500,000	0.99%	01/02/2004	$ 9,500,000
Maturity Value: $9,500,523			
TOTAL REPURCHASE AGREEMENT (Cost $9,500,000)			$ 9,500,000
TOTAL INVESTMENTS (Cost $255,253,812)			$345,239,120

* Non-income producing security.

^ Joint repurchase agreement was entered into on December 31, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT — Real Estate Investment Trust

Statement of Assets and Liabilities

December 31, 2003

Assets:	
Investment in securities, at value (identified cost $255,253,812)	$345,239,120
Cash	98,992
Receivables:	
Fund shares sold	4,149,346
Dividends and interest	2,128,293
Reimbursement from adviser	7,863
Securities lending income	5,795
Other assets	8,403
Total assets	351,637,812

Liabilities:	
Payables:	
Investment securities purchased	2,831,499
Amounts owed to affiliates	389,340
Fund shares repurchased	205,640
Accrued expenses and other liabilities	69,442
Total liabilities	3,495,921

Net Assets:	
Paid-in capital	256,371,849
Accumulated undistributed net investment income	410,971
Accumulated net realized gain from investment transactions	1,373,763
Net unrealized gain on investments	89,985,308
NET ASSETS	$348,141,891
Net asset value, offering and redemption price per share:[a]	
Class A	$13.98
Class B	$14.04
Class C	$13.95
Institutional	$14.02
Service	$14.05
Shares outstanding:	
Class A	13,529,252
Class B	1,405,026
Class C	984,383
Institutional	8,945,488
Service	9,228
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	24,873,377

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $14.79. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended December 31, 2003

Investment Income:	
Dividends[a]	$12,591,202
Interest (including securities lending income of $19,792)	125,420
Total income	12,716,622

Expenses:	
Management fees	2,633,784
Distribution and Service fees[b]	983,747
Transfer Agent fees[c]	360,399
Custody and accounting fees	99,670
Registration fees	64,809
Printing fees	62,914
Professional fees	48,251
Trustee fees	8,425
Service Share fees	227
Other	43,775
Total expenses	4,306,001
Less — expense reductions	(673,501)
Net expenses	3,632,500
NET INVESTMENT INCOME	9,084,122

Realized and unrealized gain on investment transactions:	
Net realized gain from investment transactions	7,600,230
Net change in unrealized gain on investments	72,288,220
Net realized and unrealized gain on investment transactions	79,888,450
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$88,972,572

(a) Net of foreign taxes withheld on dividends of $31,952.

(b) Class A, Class B and Class C Shares had Distribution and Service fees of $716,572, $161,183, and $105,992, respectively.

(c) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $272,298, $30,625, $20,138, $37,320, and $18, respectively.

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets

For the Year Ended December 31, 2003

From operations:

Net investment income	$ 9,084,122
Net realized gain from investment transactions	7,600,230
Net change in unrealized gain (loss) on investments	72,288,220
Net increase in net assets resulting from operations	**88,972,572**

Distributions to shareholders:

From net investment income	
Class A Shares	(5,027,516)
Class B Shares	(440,441)
Class C Shares	(295,854)
Institutional Shares	(3,690,832)
Service Shares	(1,379)
From net realized gain on investment transactions	
Class A Shares	(2,096,286)
Class B Shares	(223,472)
Class C Shares	(154,146)
Institutional Shares	(1,396,577)
Service Shares	(720)
Total distributions to shareholders	**(13,327,223)**

From share transactions:

Proceeds from sales of shares	219,256,817
Reinvestment of dividends and distributions	10,699,302
Cost of shares repurchased	(181,096,665)
Net increase in net assets resulting from share transactions	**48,859,454**
TOTAL INCREASE	**124,504,803**

Net assets:

Beginning of year	223,637,088
End of year	$ 348,141,891
Accumulated undistributed net investment income	**$ 410,971**

Statement of Changes in Net Assets

For the Year Ended December 31, 2002

From operations:	
Net investment income	$ 7,978,096
Net realized gain from investment transactions	5,679,553
Net change in unrealized gain (loss) on investments	(8,357,536)
Net increase in net assets resulting from operations	5,300,113

Distributions to shareholders:	
From net investment income	
Class A Shares	(4,139,322)
Class B Shares	(306,061)
Class C Shares	(181,699)
Institutional Shares	(2,634,890)
Service Shares	(822)
From net realized gain on investment transactions	
Class A Shares	(3,231,297)
Class B Shares	(367,657)
Class C Shares	(228,713)
Institutional Shares	(1,931,058)
Service Shares	(4,296)
From return of capital	
Class A Shares	(720,571)
Class B Shares	(53,279)
Class C Shares	(31,630)
Institutional Shares	(458,681)
Service Shares	(143)
Total distributions to shareholders	(14,290,119)

From share transactions:	
Proceeds from sales of shares	120,739,720
Reinvestment of dividends and distributions	11,363,763
Cost of shares repurchased	(131,840,589)
Net increase in net assets resulting from share transactions	262,894
TOTAL DECREASE	(8,727,112)

Net assets:	
Beginning of year	232,364,200
End of year	$ 223,637,088
Accumulated undistributed net investment income	$ 278,476

Notes to Financial Statements

December 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Real Estate Securities Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

The Fund invests primarily in securities of issuers that are engaged in or related to the real estate industry and has a policy of concentrating its investments in the real estate industry. Therefore, an investment in the Fund is subject to certain risks associated with the direct ownership of real estate and with the real estate industry in general.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the Nasdaq system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes and reclaims where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from capital, depending on the type of book/tax differences that may exist.

In addition, distributions paid by the Fund's investments in real estate investment trusts (''REITs'') often include a ''return of capital'' which is recorded by the Fund as a reduction of the cost basis of the securities held. The Code requires a REIT to distribute at least 95% of its taxable income to investors. In many cases, however, because of ''non-cash'' expenses such as property depreciation, an equity REIT's cash flow will exceed its taxable income. The REIT may distribute this excess cash to offer a more competitive yield. This portion of the distribution is deemed a return of capital, and is generally not taxable to shareholders.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Notes to Financial Statements (continued)

December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Class A, Class B and Class C shares bear all expenses and fees relating to their respective Distribution and Service Plans. Each class of shares of the Fund separately bears its respective class-specific Transfer Agency fees. Service Shares bear all expenses and fees relating to its Service and Shareholder Administration Plans.

E. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P., a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), effective at the end of April 2003, and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM's assumption of responsibilities. Under this Agreement, GSAM manages the Fund, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, the investment adviser is entitled to a fee (''Management Fee''), computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of the Fund.

GSAM has voluntarily agreed to reduce or limit certain ''Other Expenses'' of the Fund (excluding Management fees, Service Share fees, Distribution and Service fees, Transfer Agent fees and expenses, litigation and indemnification costs, taxes, interest, brokerage commissions, shareholder meeting and other extraordinary expenses) until further notice to the extent such expenses exceed, on an annual basis, 0.00% (rounded) of the average daily net assets of the Fund.

For the year ended December 31, 2003, GSAM reimbursed approximately $315,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the year ended December 31, 2003, the custody fees were reduced by approximately $1,000 under such arrangements.

Goldman Sachs serves as the Distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended December 31, 2003, Goldman Sachs advised the Fund that it retained approximately $241,400 and $300, respectively, for Class A and Class B Shares and did not retain any sales load for Class C Shares.

The Trust, on behalf of the Fund has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive under the Plans a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Fund's average daily net assets attributable to Class A, Class B or Class C Shares. Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal, on an annual basis, to 0.25% of the average daily net assets attributable to the Class A Shares. For the year ended December 31, 2003, Goldman Sachs has waived approximately $358,000 of the Distribution and Service fees attributable to the Class A Shares. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

3. AGREEMENTS (continued)

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan for Service Shares. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to, on an annualized basis, 0.25% and 0.25%, respectively, of the average daily net asset value of the Service Shares.

Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

At December 31, 2003, the amounts owed to affiliates were approximately $284,000, $66,000 and $39,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended December 31, 2003, were $83,448,480 and $42,443,032, respectively.

For the year ended December 31, 2003, Goldman Sachs earned approximately $17,000 of brokerage commissions from portfolio transactions.

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the year ended December 31, 2003 is reported parenthetically on the Statement of Operations. A portion of this amount, $397 represents compensation earned by the Fund from lending its securities to Goldman Sachs. For the year ended December 31, 2003, BGA earned $3,493, as securities lending agent. The Fund invests the cash collateral received in connection with the securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors. While there was lending activity during the year ended December 31, 2003, there were no loans outstanding as of December 31, 2003.

Notes to Financial Statements (continued)

December 31, 2003

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At December 31, 2003, the Fund had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $9,500,000 in principal amount. At December 31, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 150,000,000	0.98%	01/02/2004	$ 150,008,167
Banc of America Securities LLC	500,000,000	1.01	01/02/2004	500,028,056
Barclays Capital PLC	200,000,000	1.00	01/02/2004	200,011,111
Deutsche Bank Securities, Inc.	500,000,000	0.98	01/02/2004	500,027,222
Greenwich Capital Markets	400,000,000	1.01	01/02/2004	400,022,444
J.P. Morgan Chase & Co.	400,000,000	1.01	01/02/2004	400,022,444
Morgan Stanley	100,000,000	0.90	01/02/2004	100,005,000
Morgan Stanley	220,000,000	0.99	01/02/2004	220,012,100
UBS LLC	248,400,000	0.97	01/02/2004	248,413,386
UBS LLC	380,000,000	0.98	01/02/2004	380,020,689
UBS LLC	500,000,000	1.00	01/02/2004	500,027,778
Westdeutsche Landesbank AG	300,000,000	1.02	01/02/2004	300,017,000
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$3,898,400,000			$3,898,615,397

7. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended December 31, 2003, the Fund did not have any borrowings under this facility.

8. ADDITIONAL TAX INFORMATION

The tax character of distributions paid were as follows:

	Fiscal Year Ended	
	December 31, 2003	December 31, 2002
Distributions paid from:		
Ordinary Income	$ 9,386,465	$ 7,859,831
Net long-term capital gains	3,940,758	5,165,984
Total taxable distributions	$13,327,223	$13,025,815
Tax return of capital	$ —	$ 1,264,304

The components of accumulated earnings (losses) on a tax basis were as follows:

	December 31, 2003
Undistributed ordinary income — net	$ 28,343
Undistributed long-term capital gains	2,287,185
Total undistributed earnings	$ 2,315,528
Timing differences (post October losses/certain REIT distributions)	372,483
Unrealized gains — net	89,082,031
Total accumulated earnings — net	$91,770,042

The Fund's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes were as follows:

	December 31, 2003
Tax Cost	$256,157,089
Gross unrealized gain	89,477,960
Gross unrealized loss	(395,929)
Net unrealized security gain (loss)	$ 89,082,031

The difference between book-basis and tax-basis unrealized gains (losses) are primarily attributable to wash sales.

9. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, the Fund has reclassified $493,110 and $11,285 from accumulated net realized gain from investment transactions and paid-in capital, respectively to accumulated net investment income. This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of certain distributions from real estate trusts and tax reclassification of distributions.

Notes to Financial Statements (continued)

December 31, 2003

10. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Year Ended December 31, 2003		For the Year Ended December 31, 2002	
	Shares	**Dollars**	**Shares**	**Dollars**
Class A Shares				
Shares sold	13,865,162	$164,389,297	6,027,288	$ 66,883,384
Reinvestment of dividends and distributions	470,684	5,814,245	605,739	6,635,110
Shares repurchased	(12,537,256)	(145,576,592)	(8,202,903)	(90,147,053)
	1,798,590	24,626,950	(1,569,876)	(16,628,559)
Class B Shares				
Shares sold	460,212	5,559,134	962,460	11,021,677
Reinvestment of dividends and distributions	41,958	518,520	49,644	538,389
Shares repurchased	(445,757)	(5,274,182)	(357,023)	(3,869,874)
	56,413	803,472	655,081	7,690,192
Class C Shares				
Shares sold	263,160	3,276,926	539,833	6,091,240
Reinvestment of dividends and distributions	30,293	371,830	34,603	372,930
Shares repurchased	(172,462)	(2,046,527)	(227,256)	(2,531,204)
	120,991	1,602,229	347,180	3,932,966
Institutional Shares				
Shares sold	3,721,790	45,932,976	3,190,831	36,551,594
Reinvestment of dividends and distributions	323,077	3,992,614	347,881	3,812,073
Shares repurchased	(2,377,723)	(28,184,538)	(3,151,979)	(35,125,404)
	1,667,144	21,741,052	386,733	5,238,263
Service Shares				
Shares sold	7,428	98,484	18,168	191,825
Reinvestment of dividends and distributions	166	2,093	504	5,261
Shares repurchased	(1,247)	(14,826)	(15,970)	(167,054)
	6,347	85,751	2,702	30,032
NET INCREASE (DECREASE)	3,649,485	$ 48,859,454	(178,180)	$ 262,894

Goldman Sachs Real Estate Securities Fund — Tax Information (unaudited)

For the year ended December 31, 2003, 17.43% of the dividends paid from net investment company taxable income by the Fund qualify for the dividends received deduction available to corporations.

Pursuant to Section 852 of the Internal Revenue Code, the Fund designated $3,940,758 as capital gain dividends paid during its year ended December 31, 2003.

For the year ended December 31, 2003, 20.83% of the dividends paid from net investment company taxable income by the Fund qualify for the reduced tax rate under the Jobs and Growth Tax Relief and Reconciliation Act of 2003.

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

| | Net asset value, beginning of year | Income (loss) from investment operations | | | Distributions to shareholders | | | | |
		Net investment income[b]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From realized gains	From tax return of capital	Total distributions
FOR THE YEARS ENDED DECEMBER 31,									
2003 - Class A Shares	$10.53	$0.41	$ 3.63	$ 4.04	$(0.43)	$ —	$(0.16)	$ —	$(0.59)
2003 - Class B Shares	10.57	0.31	3.66	3.97	(0.34)	—	(0.16)	—	(0.50)
2003 - Class C Shares	10.51	0.31	3.63	3.94	(0.34)	—	(0.16)	—	(0.50)
2003 - Institutional Shares	10.55	0.46	3.65	4.11	(0.48)	—	(0.16)	—	(0.64)
2003 - Service Shares	10.57	0.47	3.59	4.06	(0.42)	—	(0.16)	—	(0.58)
2002 - Class A Shares	10.85	0.46	(0.14)	0.32	(0.31)	—	(0.27)	(0.06)	(0.64)
2002 - Class B Shares	10.90	0.40	(0.16)	0.24	(0.24)	—	(0.27)	(0.06)	(0.57)
2002 - Class C Shares	10.84	0.39	(0.16)	0.23	(0.23)	—	(0.27)	(0.06)	(0.56)
2002 - Institutional Shares	10.87	0.51	(0.14)	0.37	(0.36)	—	(0.27)	(0.06)	(0.69)
2002 - Service Shares	10.90	0.42	(0.11)	0.31	(0.31)	—	(0.27)	(0.06)	(0.64)
2001 - Class A Shares	11.00	0.37	0.34	0.71	(0.39)	—	(0.47)	—	(0.86)
2001 - Class B Shares	11.05	0.30	0.34	0.64	(0.32)	—	(0.47)	—	(0.79)
2001 - Class C Shares	10.98	0.30	0.35	0.65	(0.32)	—	(0.47)	—	(0.79)
2001 - Institutional Shares	11.03	0.41	0.34	0.75	(0.44)	—	(0.47)	—	(0.91)
2001 - Service Shares	11.04	0.37	0.34	0.71	(0.38)	—	(0.47)	—	(0.85)
2000 - Class A Shares	8.68	0.44	2.28	2.72	(0.36)	—	—	(0.04)	(0.40)
2000 - Class B Shares	8.73	0.40	2.27	2.67	(0.31)	—	—	(0.04)	(0.35)
2000 - Class C Shares	8.66	0.39	2.27	2.66	(0.30)	—	—	(0.04)	(0.34)
2000 - Institutional Shares	8.69	0.48	2.30	2.78	(0.40)	—	—	(0.04)	(0.44)
2000 - Service Shares	8.69	0.44	2.30	2.74	(0.35)	—	—	(0.04)	(0.39)
1999 - Class A Shares	9.20	0.38	(0.48)	(0.10)	(0.38)	(0.02)	—	(0.02)	(0.42)
1999 - Class B Shares	9.27	0.28	(0.45)	(0.17)	(0.28)	(0.07)	—	(0.02)	(0.37)
1999 - Class C Shares	9.21	0.30	(0.48)	(0.18)	(0.30)	(0.05)	—	(0.02)	(0.37)
1999 - Institutional Shares	9.21	0.40	(0.47)	(0.07)	(0.40)	(0.03)	—	(0.02)	(0.45)
1999 - Service Shares	9.21	0.38	(0.49)	(0.11)	(0.38)	(0.01)	—	(0.02)	(0.41)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$13.98	39.25%	$189,164	1.44%	3.37%	1.81%	3.00%	17%
14.04	38.27	19,728	2.19	2.58	2.31	2.46	17
13.95	38.24	13,732	2.19	2.62	2.31	2.50	17
14.02	39.90	125,388	1.04	3.81	1.16	3.69	17
14.05	39.24	130	1.54	3.78	1.66	3.66	17
10.53	2.91	123,487	1.45	4.08	1.84	3.69	37
10.57	2.12	14,256	2.20	3.61	2.34	3.47	37
10.51	2.11	9,072	2.20	3.56	2.34	3.42	37
10.55	3.31	76,792	1.05	4.53	1.19	4.39	37
10.57	2.78	30	1.55	3.97	1.69	3.83	37
10.85	6.75	144,286	1.44	3.36	1.83	2.97	50
10.90	5.98	7,559	2.19	2.71	2.33	2.57	50
10.84	6.13	5,594	2.19	2.74	2.33	2.60	50
10.87	7.16	74,923	1.04	3.75	1.18	3.61	50
10.90	6.83	2	1.54	3.32	1.68	3.18	50
11.00	31.86	122,964	1.44	4.43	1.99	3.88	49
11.05	31.04	5,355	2.19	3.93	2.49	3.63	49
10.98	31.14	2,991	2.19	3.90	2.49	3.60	49
11.03	32.45	74,125	1.04	4.89	1.34	4.59	49
11.04	31.99	2	1.34	4.46	1.84	4.16	49
8.68	(1.02)	93,443	1.44	4.14	1.96	3.62	37
8.73	(1.73)	457	2.19	3.21	2.46	2.94	37
8.66	(1.80)	697	2.19	3.38	2.46	3.11	37
8.69	(0.64)	42,790	1.04	4.43	1.31	4.16	37
8.69	(1.12)	1	1.54	4.17	1.81	3.90	37



Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs Real Estate Securities Fund (one of the funds comprising the Goldman Sachs Trust) (the ''Fund''), including the statement of investments, as of December 31, 2003, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the period ended December 31, 1999 were audited by other auditors whose report, dated February 16, 2000, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs Real Estate Securities Fund at December 31, 2003, the results of its operations, the changes in its net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 10, 2004

Trustees and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (1998-Present); Director, Private Equity Investors – III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
John P. Coblentz, Jr. Age: 62	Trustee	Since 2003	Partner, Deloitte & Touche LLP (June 1975-May 2003). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
Patrick T. Harker Age: 45	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).
Interested Trustees					
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	64	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*James A. McNamara Age: 41	Trustee & Vice President	Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).	64	None
		Since 2001	Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).		
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
*Alan A. Shuch Age: 54	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999).	64	None
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
*Kaysie P. Uniacke Age: 43	Trustee & President	Since 2001	Managing Director, GSAM (1997-Present).	64	None
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
		Since 2002	President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies).		
			Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).		

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

1 Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

2 The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

3 Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

4 The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2003, the Trust consisted of 58 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

5 This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age and Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 43	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 39	Treasurer	Since 1997	Managing Director, Goldman Sachs (December 2003-Present) Vice President, Goldman Sachs (July 1995-December 2003). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 32 Old Slip New York, NY 10005 Age: 41	Vice President & Trustee	Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2002 Since 2001	Managing Director, Goldman Sachs (November 2002-Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $375.7 billion in assets under management as of December 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE℠ International Equity Fund**

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- Emerging Markets Debt Fund
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Investment Grade Credit Fund
- Core Fixed Income Fund
- U.S. Mortgages Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

Visit our internet address: www.gs.com/funds

The reports concerning the Fund included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of December 31, 2003 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund may participate in the Initial Public Offer (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investments in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total return may not be as significant.

An investment in the Goldman Sachs Real Estate Securities Fund is subject to certain risks associated with the direct ownership of real estate and with concentrating its investments in the real estate industry in general and may be suitable only for those investors who are financially able to assume greater risk and share price volatility than presented by funds that do not concentrate in the real estate industry.

Goldman, Sachs & Co. is the distributor of the Fund.

04-198 / REITAR / 8.2K / 02-04

ITEM 2.   CODE OF ETHICS.

  (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

  (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

  (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

  The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Item 4 — Principal Accountant Fees and Services for the Goldman Sachs Trust: The accountant fees below reflect the aggregate fees paid by all of the Funds of the Goldman Sachs Trust and includes the Goldman Sachs Funds to which this certified shareholder report relates
Table 1 – Items 4(a) -4(d)

	2003	2002	Description of Services Rendered
Audit Fees:			
• PricewaterhouseCoopers LLP ("PwC")	$628,650	$503,700	Financial statement audits
• Ernst & Young LLP ("E&Y")	$316,000	$188,000	Financial statement audits
Audit-Related Fees			
• PwC	$128,500	$128,500	Other attest services
• E&Y	$ 0	$ 0	
Tax Fees			
• PwC	$175,900	$171,300	Tax compliance services provided in connection with the preparation and review of the Registrant's tax returns
• E&Y	$ 75,650	$ 57,800	Tax compliance services provided in connection with the preparation and review of the Registrant's tax returns
All Other Fees	$ 0	$ 0	

Items 4(b)(c) & (d) Table 2. Non-Audit Services to the Goldman Sachs Trust's service affiliates * that were pre-approved by the Goldman Sachs Trust's Audit Committee pursuant to Rule 2-01(c)(7)(ii) of Regulation S-X

	2003	2002	Description of Services Rendered
Audit-Related Fees			
• PwC	$524,000	N/A	Internal control review performed in accordance with Statement on Auditing Standards No. 70.
• E&Y	$ 0	N/A	
Tax Fees			
• PwC	$ 0	N/A	
• E&Y	$ 0	N/A	
All Other Fees			
• PwC	$ 0	N/A	
• E&Y	$ 6,000	N/A	Represents access to an on-line accounting reference tool for certain employees of the Trust's distributor.

*   These include the advisor (excluding sub-advisors) and any entity controlling, controlled by or under common control with the advisor that provides ongoing services to the registrant (hereinafter referred to as "service affiliates").

Item 4(e)(1) — Audit Committee Pre-Approval Policies and Procedures

Pre-Approval of Audit and Non-Audit Services Provided to the Funds of the Goldman Sachs Trust. The Audit and Non-Audit Services Pre-

Approval Policy (the "Policy") adopted by the Audit Committee of Goldman Sachs Trust ("GST") sets forth the procedures and the conditions pursuant to which services performed by an independent auditor for GST may be pre-approved. Services may be pre-approved specifically by the Audit Committee as a whole or, in certain circumstances, by the Audit Committee Chairman or the person designated as the Audit Committee Financial Expert. In addition, subject to specified cost limitations, certain services may be pre-approved under the provisions of the Policy. The Policy provides that the Audit Committee will consider whether the services provided by an independent auditor are consistent with the Securities and Exchange Commission's rules on auditor independence. The Policy provides for periodic review and pre-approval by the Audit Committee of the services that may be provided by the independent auditor.

De Minimis Waiver. The pre-approval requirements of the Policy may be waived with respect to the provision of non-audit services that are permissible for an independent auditor to perform, provided (1) the aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenues subject to pre-approval that was paid to the independent auditors during the fiscal year in which the services are provided; (2) such services were not recognized by GST at the time of the engagement to be non-audit services; and (3) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee, pursuant to the pre-approval provisions of the Policy.

Pre-Approval of Non-Audit Services Provided to GST's Investment Advisers. The Policy provides that, in addition to requiring pre-approval of audit and non-audit services provided to GST, the Audit Committee will pre-approve those non-audit services provided to GST's investment advisers (and entities controlling, controlled by or under common control with the investment advisers that provide ongoing services to GST) where the engagement relates directly to the operations or financial reporting of GST.

Item 4(e)(2) – 0% of the audit-related fees, tax fees and other fees listed in Table 1 were approved by the Trust's audit committee pursuant to the "de minimis" exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X. In addition, 0% of the non-audit services to the Goldman Sachs Trust's service affiliates listed in Table 2 were approved by the Trust's audit committee pursuant to the "de minimis" exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 4(f) – Not applicable.

Items 4(g) Aggregate Non-Audit Fees Disclosure

The aggregate non-audit fees billed to the Goldman Sachs Trust by PricewaterhouseCoopers LLP for the 12 months ended November 28, 2003 and November 29, 2002 were approximately $304,400 and $299,800, respectively. The aggregate non-audit fees billed to the Goldman Sachs Trust's adviser and service affiliates by PricewaterhouseCoopers LLP for non-audit services for the twelve months ended November 28, 2003 and November 29, 2002 were approximately $5.5 million and $8.4 million, respectively. The 2003 amount includes fees for non-audit services required to be pre-approved [see Table 2] and fees for non-audit services that did not require pre-approval since they did not directly relate to the Goldman Sachs Trust's operations or financial reporting.

The aggregate non-audit fees billed to the Goldman Sachs Trust by Ernst & Young LLP for the 12 months ended December 31, 2003 and December 31, 2002 were approximately $75,650 and $57,800, respectively. The aggregate non-audit fees billed to the Goldman Sachs Trust's adviser and service affiliates by Ernst & Young LLP for non-audit services for the twelve months ended December 31, 2003 and December 31, 2002 were approximately $30.9 million and $15.4 million, respectively. The 2003 amount includes fees for non-audit services required to be pre-approved [see Table 2] and fees for non-audit services that did not require pre-approval since they did not directly relate to the Goldman Sachs Trust's operations or financial reporting.

Items 4(h) — The Goldman Sachs Trust's audit committee has considered whether the provision of non-audit services to the Goldman Sachs Trust's investment advisor and service affiliates that did not require pre-approval pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X is compatible with maintaining the auditors' independence.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

                 Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT
                 INVESTMENT COMPANIES.

                 Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND
                 AFFILIATED PURCHASERS
                 Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
                 Not Applicable to annual reports for the year ended December 31, 2003

ITEM 10.   CONTROLS AND PROCEDURES.

        (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have
                 concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment
                 Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report
                 that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required
                 by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

        (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the
                 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of
                 an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control
                 over financial reporting.

ITEM 11.   EXHIBITS.

(a)(1) Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

(a)(2)	Exhibit 99.CERT	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.
(b)	Exhibit 99.906CERT	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke

                                 Kaysie P. Uniacke
President/Principal Executive Officer
Goldman Sachs Trust

Date: March 5, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke

                                 Kaysie P. Uniacke
President/Principal Executive Officer
Goldman Sachs Trust

Date: March 5, 2004

By: /s/ John M. Perlowski

                                 John M. Perlowski
Treasurer/Principal Financial Officer
Goldman Sachs Trust

Date: March 5, 2004